FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Becomes a Microsoft One Commercial Partner with the Highly-Coveted Co-Sell Ready Status

PRESS RELEASE

Magic Software Becomes a Microsoft One Commercial Partner with the Highly-Coveted Co-Sell Ready Status

New Status Confirms Magic’s Integration Expertise with Its Azure-Ready Magic xpi and Magic xpc Integration Platforms

Or Yehuda, Israel, July 10, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms and IT consulting services, announced today it has earned Co-Sell Ready Status through the Microsoft One Commercial Partner (OCP) Program for its Magic xpi integration platform and Magic xpc cloud-based integration platform as a service (iPaaS). Magic Software representatives will collaborate with Microsoft field sales teams and Microsoft partners worldwide on targeted customer integration and application development opportunities.

Using Magic xpi integration platform and the Magic xpc cloud-based integration platform as a service, companies can connect a wide range of business ecosystems by implementing out-of-the-box certified and optimized connectors to extend the capabilities of leading ERP, CRM, finance, and other enterprise systems.

"We are very excited to collaborate with Magic and support the digital transformation journey of many customers aspiring for better integration between their applications and databases. Magic brings great value to our customers and partner eco-system that can deliver integration faster, at low risk and natively in the cloud," said Idit Gazit Berger, MEA ISV Lead at Microsoft.

“Microsoft is a trusted partner for enterprises, and we are thrilled to align Magic Software’s go-to-market with Microsoft through our new Co-Sell Ready status. We are eager to partner with Microsoft and leverage our market leadership, vendor certified connectors and API-driven high productivity environment to improve digital customer engagement by enabling seamless data sharing throughout the enterprise,” said Stephan Romeder, VP Global Business Development at Magic Software.

The Microsoft Co-Sell Program aligns Microsoft’s large, global salesforce behind partners like Magic Software to drive top-notch solutions for customers. To be eligible, businesses must submit customer references that demonstrate successful projects, meet a performance commitment, and pass technology and sales assessments, all of which Magic Software was able to quickly demonstrate.

Magic Software is demonstrating Magic xpi and Magic xpc and how Microsoft partners can drive new additional business at the upcoming Microsoft Inspire conference, July 15-19 in Las Vegas, at booth #1803.

About Microsoft

Microsoft (Nasdaq “MSFT” @microsoft) enables digital transformation for the era of an intelligent cloud and an intelligent edge. Its mission is to empower every person and every organization on the planet to achieve more.

About Magic Software Enterprises

Magic Software Enterprises is a global provider of powerful and versatile end-to-end integration and application development platforms.

With over 30 years of experience, 24 regional offices, millions of installations worldwide, and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

Press Contact:

Debbie Sarig | Content & PR Manager

Magic Software Enterprises

dsarig@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2018	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Becomes a Microsoft One Commercial Partner with the Highly-Coveted Co-Sell Ready Status

Exhibit 10.1